February 13, 2013

Jay Ingram, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

RE:

Top to Bottom Pressure Washing, Inc.

Pre-effective Amendment 3 to Registration Statement on Form S-1

Filed February 13, 2013

File No. 333-185174

General

1.

We are in receipt of the Commission’s letter dated February 11, 2013. With trepidation and distaste, we have conceded to your demands and have amended our disclosure to include Rule 419 language.

Sincerely,

/s/Douglas P. Zolla

Douglas P. Zolla

President

6371 Business Blvd., Suite 200, Sarasota, FL  34240 | M. 941.926.9700 P. 941.907.8481 F. 888.865.6949  Top2BottomPressureWashing@gmail.com